AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

China Biologic Products Holdings, Inc.

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

G21515104 (1)

(CUSIP number)

Joseph Chow
Chief Executive Officer

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China
Tel: +86 (10) 6598-3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s Ordinary Shares.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

(1)	Names of reporting persons Joseph Chow (“Mr. Chow”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 111,509 Ordinary Shares (1)
	(8)	Shared voting power 0 Ordinary Shares
	(9)	Sole dispositive power 111,509 Ordinary Shares (1)
	(10)	Shared dispositive power 0 Ordinary Shares
(11)	Aggregate amount beneficially owned by each reporting person 111,509 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3%*
(14)	Type of reporting person (see instructions) IN

* Calculation is based upon 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported in the Form 6-K furnished with the SEC by the Issuer on August 17, 2020.

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AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2020 (the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China.

The Issuer’s Ordinary Shares are listed on the NASDAQ Global Select Market under the symbol “CBPO”.

Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have the means ascribed to them in the Original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2020, Biomedical Development Limited (“BDL”), Biomedical Treasure Limited (“BTL”), and Biomedical Future Limited (“BFL”), each an affiliate of Mr. Chow, executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of BDL, BTL and BFL became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On October 26, 2020, BDL entered into a share purchase agreement (the “BDL SPA”) with Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Double Double”). Pursuant to, and subject to the terms and conditions of the BDL SPA, Double Double agreed to sell to BDL 775,000 Ordinary Shares, at the per Ordinary Share purchase price of US$120.00. The first closing of the purchase and sale of 416,667 Ordinary Shares subject to the terms and conditions of the BDL SPA shall take place on the date that is the third business day following the satisfaction or waiver of the customary first closing conditions contained in the BDL SPA or such other date as may be agreed by all the parties thereto; provided that in no event shall the closing occur prior to the later of (i) the fifth business day after the date that is 30 days following the date on which a transaction statement on Schedule 13E-3 in respect of the transactions contemplated by the BDL SPA is filed with the SEC and (ii) the fifth business day after the date that is 20 days following the date that such Schedule 13E-3 is disseminated in accordance with Rule 13e-3(f) under the Exchange Act. The second closing of the purchase and sale of 358,333 Ordinary Shares subject to the terms and conditions of the BDL SPA shall take place on the later of (i) the fifth business day following the satisfaction or waiver of the customary second closing conditions contained in the BDL SPA and (ii) the three-month anniversary of the date of the BDL SPA, or such earlier date designated by BDL.

On October 26, 2020, BTL entered into a share purchase agreement with PWM (the “BTL SPA”), pursuant to which PWM shall sell to BTL 3,750,000 Ordinary Shares (the “BTL Sale Shares”) at the per share purchase price of $120.00, subject to the terms and conditions thereof (including the approval by shareholders of PWM at an extraordinary general meeting of shareholders of PWM (the “PWM EGM”)).

In connection with the entry into the BTL SPA, on October 26, 2020, BTL entered into an assignment and amendment agreement with PWM and the Issuer (the “PWM-BTL Assignment Agreement”), pursuant to and subject to the terms and conditions of which, PWM has agreed to (a) assign to BTL all of PWM’s rights, obligations and covenants with respect to and in connection with the BTL Sale Shares under the investor rights agreement, dated as of January 1, 2018, by and between the Issuer and PWM (as may be amended and/or restated from time to time, the “PWM IRA”) with effect from closing of the transactions under the BTL SPA (such assignments are collectively referred to as the “PWM-BTL Assignment”) and (b) cause Ms. Yue’e Zhang, the executive director and chief executive officer of PWM and a director of the Issuer, to resign as a director of the Issuer with effect from closing of the transactions contemplated under the BTL SPA.

On October 26, 2020, BFL entered into a share purchase agreement with PWM (the “BFL SPA”), pursuant to which PWM shall sell to BFL at least 660,833 Ordinary Shares (which may increase to up to 1,571,000 Ordinary Shares in the aggregate in the event the transactions contemplated under the 2019B Cayman SPA (as defined below) does not consummate fully or at all) (the Ordinary Shares actually purchased by BFL pursuant to the BFL SPA are collectively referred to as the “BFL Sale Shares”, together with BTL Sale Shares, each a “Sale Share”, and collectively, the “Sale Shares”) at the per share purchase price of $120.00, subject to the terms and conditions thereof (including the approval by shareholders of PWM at a PWM EGM).

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AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

In connection with the entry into the BFL SPA, on October 26, 2020, BFL entered into an assignment and amendment agreement with PWM and the Issuer (the “PWM-BFL Assignment Agreement,” and together with the PWM-BTL Assignment Agreement, collectively, the “PWM Assignment Agreements”), pursuant to and subject to the terms and conditions of which, PWM has agreed to assign to BFL certain of PWM’s rights, obligations and covenants with respect to and in connection with the BFL Sale Shares under the PWM IRA with effect from closing of the transactions under the BFL SPA (such assignments, together with the PWM-BTL Assignment, collectively, the “PWM Assignments”).

In connection with the entry into the BTL SPA, the BFL SPA and certain share purchase agreement by and between PWM and 2019B Cayman Limited (“2019B Cayman”), an affiliate of CITIC Capital on October 26, 2020 (the “2019B Cayman SPA”, together with the BTL SPA and the BFL SPA, collectively, the “PWM Sell-Down SPAs”), PWM entered into a letter agreement with each of BTL, BFL and certain other applicable parties (such letter agreement with BTL and certain other applicable parties is referred to as the “PWM-BTL Letter Agreement”, and such letter agreement with BFL and certain other applicable parties is referred to as the “PWM-BFL Letter Agreement”), pursuant and subject to the terms and conditions of which the respective parties have agreed, among others, that (i) during such period from the date of the PWM-BTL Letter Agreement or the PWM-BFL Letter Agreement (as the case may be) to the occurrence of any of the following events (whichever is the earliest), PWM shall not, before closing of the Transaction, contribute its Rollover Securities to CBPO Holdings Limited (a company formed by the Buyer Consortium) in connection with the Transaction: (w) the closing of the respective transactions under the BTL SPA or BFL SPA (as the case may be), (x) the valid termination of the BTL SPA or BFL SPA (as the case may be), (y) the closing of the Transaction and (z) the execution of the definitive agreement for the Transaction (or any amendment thereto and/or restatement thereof) which provides that the per share consideration (the “Per Share Transaction Consideration”) is less than $120.00; (ii) in the event that the closing of the Transaction takes place before the respective closings of the transactions under the BTL SPA and BFL SPA (as the case may be), and so long as the Per Share Transaction Consideration is not less than $120.00, the corresponding Sale Shares held by PWM immediately before closing of the Transaction shall be cancelled and converted into the right to receive the aggregate Per Share Transaction Consideration in the Transaction; and (iii) PWM shall bear the agreed portion of all out-of-pocket costs and expenses that have been incurred and accrued by the Buyer Consortium in connection with the Transaction prior to the respective closings of the transactions under the BTL SPA and BFL SPA (as the case may be); and after the closing of the transactions under the BTL SPA and BFL SPA (as applicable), PWM shall not be responsible for such portion of the out-of-pocket costs and expenses incurred by the Buyer Consortium in connection with the Transaction and attributable to the corresponding Sale Shares.

In connection with the entry into the Management Adherence Deed, the BDL SPA, the PWM Sell-Down SPAs and that certain share purchase agreement, dated as of October 26, 2020 by and between Parfield and 2019B Cayman (the “Parfield Sell-Down SPA”), the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) the PWM IRA, and (ii) (A) that certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and V-Sciences, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Management Adherence Deed, the BDL SPA, the PWM Sell-Down SPAs and the Parfield Sell-Down SPA.

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AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

On the same day, Cross Mark Limited (“Cross Mark”), a principal shareholder of PWM, executed and delivered a voting undertaking to PWM in connection with the transactions contemplated by the BTL SPA and the BFL SPA (such voting undertaking with respect to the BTL SPA is referred to as the “PWM-BTL Share Sale Voting Undertaking”, and such voting undertaking with respect to the BFL SPA is referred to as the “PWM-BFL Share Sale Voting Undertaking”, together with the PWM-BTL Share Sale Voting Undertaking and that certain voting undertaking, dated as of October 26, 2020, issued by Cross Mark in favor of PWM in connection with the transactions contemplated by the 2019B Cayman SPA are collectively referred to as the “Share Sale Voting Undertakings”), pursuant to and subject to the terms and conditions of which, Cross Mark agreed to, among other things, at any PWM EGM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve the BTL SPA or the BFL SPA (as the case may be) and PWM’s performance of its obligations thereunder; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s performance of obligations under the BTL SPA or the BFL SPA (as the case may be); and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to the PWM-BTL Letter Agreement or the PWM-BFL Letter Agreement (as the case may be) and PWM’s performance of obligations thereunder, and any other agreements or documents in connection therewith.

Also on the same day, Cross Mark executed and delivered a voting undertaking to PWM (the “Merger Voting Undertaking”) pursuant to which, Cross Mark Limited agreed to, among other things, at any PWM EGM and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought, exercise all of its voting rights attaching to the ordinary shares held by it in PWM to (a) approve and enable PWM to vote the Ordinary Shares and other securities of the Issuer held by PWM in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Transaction; (b) oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Transaction; and (c) vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Issuer pursuant to the Merger Agreement) or any other arrangements in connection with the Transaction as agreed by PWM and such other parties.

On October 26, 2020, in connection with the transactions contemplated by the BDL SPA, the PWM Sell-Down SPAs and the Parfield Sell-Down SPA, and in consideration for the Share Sale Voting Undertakings and the Merger Voting Undertaking, Beachhead, Double Double, Point Forward and PWM granted an irrevocable written consent pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into the PWM Sell-Down SPAs, BDL SPA, the Parfield Sell-Down SPA and the Management Adherence Deed by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties.

References to the Management Adherence Deed, the BDL SPA, the BTL SPA, the BFL SPA, the PWM Assignment Agreements, the PWM-BTL Letter Agreement, the PWM-BFL Letter Agreement, the PWM-BTL Share Sale Voting Undertaking, the PWM-BFL Share Sale Voting Undertaking and the Merger Voting Undertaking in this Amendment No. 1 are qualified in their entirety by reference to the Management Adherence Deed, the BDL SPA, the BTL SPA, the BFL SPA, the PWM Assignment Agreements, the PWM-BTL Share Sale Voting Undertaking, the PWM-BFL Share Sale Voting Undertaking and the Merger Voting Undertaking, copies of which are attached hereto as Exhibits incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
99.6	Management Adherence Deed, dated as of October 26, 2020, by and among BDL, BTL and BFL (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by Beachhead and its affiliates on October 28, 2020).

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AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. G21515104

99.7	BDL SPA, dated as of October 26, 2020, by and between Double Double and BDL (incorporated by reference to Exhibit 2 of the Schedule 13D/A filed by Beachhead and its affiliates on October 28, 2020).

99.8	BTL SPA, dated as of October 26, 2020, by and between PWM and BTL (incorporated by reference to Exhibit 17 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.9	BFL SPA, dated as of October 26, 2020, by and between PWM and BFL (incorporated by reference to Exhibit 19 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.10	PWM-BTL Assignment Agreement, dated as of October 26, 2020, by and among PWM, the Issuer and BTL (incorporated by reference to Exhibit 20 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.11	PWM-BFL Assignment Agreement, dated as of October 26, 2020, by and among PWM, the Issuer and BFL (incorporated by reference to Exhibit 21 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.12	PWM-BTL Letter Agreement, dated as of October 26, 2020, by and among PWM, BTL and CPEChina Fund III, L.P. (incorporated by reference to Exhibit 22 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.13	PWM-BFL Letter Agreement, dated as of October 26, 2020, by and among PWM, BFL and Neptune Connection Limited (incorporated by reference to Exhibit 24 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.14	PWM-BTL Share Sale Voting Undertaking, dated as of October 26, 2020, by Cross Mark with respect to the transactions contemplated under the BTL SPA (incorporated by reference to Exhibit 26 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.15	PWM-BFL Share Sale Voting Undertaking, dated as of October 26, 2020, by Cross Mark with respect to the transactions contemplated under the BFL SPA (incorporated by reference to Exhibit 28 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

99.16	Merger Voting Undertaking, dated as of October 26, 2020, by Cross Mark (incorporated by reference to Exhibit 29 of the Schedule 13D/A filed by PWM and its affiliates on October 28, 2020).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

By:	/s/ Joseph Chow
Name:	Joseph Chow
Title:	Chairman of the Board and Chief Executive Officer